UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 12, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

SusGlobal Energy Corp.

File No. 333-209143 - CF#34586

SusGlobal Energy Corp. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a registration statement on Form S-4 filed on January 28, 2016, as amended.

Based on representations SusGlobal Energy Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.8　　　　　through February 17, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary